August 7, 2015

Mail Stop 4546

Via Email
Mr. Jason A. Kulas
Chief Executive Officer
Santander Consumer USA Holdings Inc.
1601 Elm Street, Suite 800
Dallas, TX 75201

       Re:    Santander Consumer USA Holdings Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2014 Filed March 2, 2015
              File No. 001-36270

Dear Mr. Kulas:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 36

Credit Quality, page 50

1. Please provide a breakdown of the typical maturity periods for each category of your loan and other finance receivables categories.

Deferrals and Troubled Debt Restructurings, page 52

2. We note your disclosure on page 88 that you consider troubled debt restructurings
       (TDRs) to include all individually acquired retail installment contracts that have been modified at least once, deferred for a period of 90 days or more, or deferred at least twice,
 Mr. Jason A. Kulas
Santander Consumer USA Holdings
August 7, 2015
Page 2

       as well as all restructurings through bankruptcy proceedings. Please respond to the following:
            We note that you disclose the number of deferrals provided on your retail installment contracts on page 52, and then separately information about loans that have received modifications involving things such as reduction in interest rate or reduction in loan principal balance, etc. per your table on page
53. Please clarify
               whether in all cases the loans receiving the modifications in the table on page 53 are classified as TDRs.
            We note your disclosure that changes in deferral levels do not have a direct impact on the ultimate amount of consumer finance receivables charged off by you, but the timing of the charge off may be affected. Please tell us and expand your disclosure to discuss how your provisioning methodology is capturing the risk of future default at the time the earlier deferrals are granted.

3. We note your statement that your policies and guidelines limit the number and frequency of deferrals to one every six months and eight months over the life of the loan. Please respond to the following to clarify in further detail how this policy works in operation:
            Tell us whether this means the maximum amount of deferral a borrower can receive in a six-month period is three months, and then whether the borrower would have to wait six months after that three-month deferral period is over before they could request a new deferral, or whether they could request the deferral three months after the three-month deferral period.
            In situations where a one-or-two month deferral period is originally granted, tell us whether you would grant another one-or-two month deferral period within six months, or whether that original deferral of less than three months would be limited to that deferral given your policy to limit deferrals to one every six months.
            In regards to the eight months over the life of the loan, clarify whether this means the maximum number of monthly payments that could be deferred over the life of the loan is eight payments. Clarify whether this is your policy regardless of the term of your retail installment contracts.
            We note a significant amount of retail installment contacts are categorized in the deferred 3-4 times category. Please tell us whether the deferral periods are typically granted three months at a time, one month a time, or whether it may depend on the number of prior deferrals the borrower has already been offered.

Notes to Consolidated Financial Statements, page 75

Note 4   Loan and Lease Allowance and Credit Quality, page 85

4. In light of the significant volume of transactions accounted for as TDRs, please revise future filings to provide a rollforward of the balance during the period, with specific quantification of new TDRs, paydowns, charge-offs, and sales.
 Mr. Jason A. Kulas
Santander Consumer USA Holdings
August 7, 2015
Page 3

5. We note your disclosure on page 90 that a TDR is considered to have subsequently defaulted upon charge-off, which for retail installment contracts is at the earlier of the date of repossession or 120 days past due. However, in light of the fact that the vast majority of your TDRs appear to be due to deferrals, tell us how this policy captures the fact that you may grant a 90 day deferral which is considered a TDR, but then a subsequent deferral is needed.


         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

        the company is responsible for the adequacy and accuracy of the disclosure in the filing;

        staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Svitlana Sweat at (202) 551-3326 or me at (202) 551-3512 with any questions.


                                                             Sincerely,

                                                             /s/ Stephanie
Ciboroski

                                                             Senior Assistant
Chief Accountant
                                                             Office of
Financial Services II